As filed with the Securities and Exchange Commission on July 19, 2019.

Registration No. 333-232554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intercorp Financial Services Inc.

(Exact name of Registrant as specified in its charter)

Republic of Panama	6029	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, NY 10036

(212) 299-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Antonia E. Stolper, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-5009	Juan Francisco Méndez, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2579

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

Indicate by a check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price (2)	Amount of registration fee (3)
Common Shares(1)	U.S.$491,150,000	U.S.$59,528

(1)

Includes common shares that the underwriters have the option to purchase, if any, and common shares that are to be offered outside the United States but that may be resold from time to time in the United States in transactions requiring registration under the Securities Act. Offers and sales of common shares outside the United States are being made pursuant to Regulation S and are not covered by the Registration Statement

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	U.S.$59,528 previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Explanatory Note

Intercorp Financial Services Inc. has prepared this Post-Effective Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form F-1 (File No. 333-232554) for the sole purpose of filing a revised Exhibit 5.1 to the Registration Statement. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement and accordingly such prospectus has not been included herein.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

According to the Registrant’s Articles of Incorporation, its directors and its chief executive officer shall be indemnified by the Registrant for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or chief executive officer, to the extent such action, lawsuit or proceeding is not attributable to them. We maintain liability insurance which insure our directors and officers against liability which he or she may incur in his or her capacity as such.

Item 7.	Recent Sales of Unregistered Securities

Within the last three years the Registrant has not sold any securities other than its U.S.$300,000,000 4.125% Senior Notes due 2027 issued pursuant to the indenture, dated October 19, 2017, among the Registrant, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg transfer and paying agent and sold pursuant to Rule 144A/Regulation S. The Registrant believes that these sales did not require registration under the Securities Act because these securities were offered and sold outside the United States in reliance upon the exemption from the registration requirements of the Securities Act contained in Regulation S under the Securities Act or, alternatively, in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A thereof.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement

3.1**	Legalized Translation of the Articles of Incorporation of the Registrant, as currently in effect

5.1	Opinion of Arias, Aleman & Mora regarding the validity of the common shares being registered

9.1†**	Irrevocable Proxy Agreement as of June 12, 2019, by and among International Financial Holdings Group Inc., in favor of George Pastor, Carlos Rodriguez Pastor, and Anne Marie See.

10.1**	IFS Indenture, dated October 19, 2017, among the Registrant, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon SA/NV, Luxembourg, as Luxembourg transfer and paying agent (relating to our U.S.$300,000,000 4.125% Senior Notes due 2027).

21.1**	Subsidiaries of the Registrant

23.1**	Consent of Paredes, Burga, & Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of Ernst & Young Global Limited

24.1**	Powers of Attorney (included on signature pages in Part II to the Registration Statement)

†	Redacted.
**	Previously filed.

(b)	Financial Statement Schedules

All schedules are omitted because the required information is included in the Registrant’s financial statements in the prospectus part of this Registration Statement.

Item 9.	Undertakings

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4) For the purposes of Item 512(F) of Regulation S-K, the Registrant undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement common shares in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru, on this nineteenth day of July, 2019.

Intercorp Financial Services Inc.

/S/ LUIS FELIPE CASTELLANOS LOPEZ TORRES
Name:	Luis Felipe Castellanos Lopez Torres
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this post-effective amendment to the registration statement has been signed by the following persons in the capacities indicated on July 19, 2019.

Name	Title

/S/ LUIS FELIPE CASTELLANOS LOPEZ TORRES	Chief Executive Officer
Luis Felipe Castellanos Lopez Torres

*	Chief Financial Officer
Michela Casassa Ramat

*	Chief Accounting Officer
Liliana Elcira Vera Villacorta

*	Director
Carlos Tomás Rodríguez Pastor Persivale

*	Director
Fernando Martín Zavala Lombardi

*	Director
Felipe Federico Roy Morris Guerinoni

*	Director
José Alfonso Bustamante y Bustamante

*	Director
Lucía Cayetana Aljovín Gazzani

*	Director
Hugo Antonio Santa María Guzmán

*	Director
Guillermo Martinez Barros

By:	/S/ JUAN ANTONIO CASTRO MOLINA
Title:	Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement or amendment thereto on July 19, 2019.

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative in the United States

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